UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: August 27, 2009

	By:	/s/ Alexander Y. Torbakhov
	Name:	Alexander Y. Torbakhov
	Title:	General Director

VIMPELCOM ANNOUNCES SECOND QUARTER AND AUDITED ANNUAL 2009 FINANCIAL AND OPERATING RESULTS

Moscow and New York (August 27, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), the leading provider of telecommunications services in Russia and the Commonwealth of Independent States (CIS), today announced its financial and operating results for the quarter ended June 30, 2009.

Second Quarter 2009 Financial Highlights

•	Net operating revenues reached 69.0 billion Russian rubles, an increase of 3.3% versus 1Q09

•	OIBDA reached 35.0 billion rubles, an increase of 8.7% versus 1Q09

•	Consolidated OIBDA margin improved to 50.6% from 48.1% reported in 1Q09

•	Net income amounted to 22.6 billion rubles compared to a 8.5 billion rubles loss in 1Q09

Second Quarter 2009 Operating Highlights

•	Mobile subscribers increased by 1.0 million versus 1Q09, reaching 63.7 million

•	Launch of operations in Cambodia and Vietnam under Beeline brand

•	Active 3G networks in 51 regions of Russia

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Commenting on the performance of the Company, Boris Nemsic, Chief Executive Officer of VimpelCom, said, “We are pleased with our performance during the second quarter. We continue to demonstrate strong results with revenues of 69.0 billion rubles and OIBDA of 35.0 billion rubles. In spite of the economic crisis we achieved 12% year-on-year growth in revenue and 21% year-on-year growth in OIBDA.

We increased the number of active mobile subscribers to 63.7 million, almost 19% more than we had last year. The residential broadband business grew in line with our expectations and we now serve 1.7 million fixed and mobile broadband subscribers compared to 0.6 million customers a year ago.

I am especially proud to report that revenue growth coupled with successful business integration and ongoing cost control yielded a consolidated fixed and mobile OIBDA margin of 50.6%. The consolidated OIBDA margin is 2.5 percentage points above a strong first quarter figure and represents a 3.8 percentage point increase compared to the results of the second quarter of 2008.

Cash flow from operations for the quarter amounted to 27.6 billion rubles or $858 million dollars*. We had a modest increase in capital expenditures compared to the first quarter of 2009. In line with our initial expectations we plan to increase CAPEX in the second half of the year to ensure the sustainability of our business and to capture growth opportunities going forward.

Although our operations during the second quarter reflected the underlying robustness of the telecom markets and our successful business execution, macroeconomic uncertainty still remains a significant factor in the current environment. Hence, looking forward we maintain our stance of cautious optimism”.

*	The average exchange rate for the quarter ended June 30, 2009 was 32.2145 RUR/US$

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Key Consolidated Financial and Operating Results

CONSOLIDATED OPERATIONS* (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	69,035	61,684	11.9%	66,843	3.3%
OIBDA	34,958	28,889	21.0%	32,166	8.7%
OIBDA margin, %	50.6%	46.8%		48.1%
Operating income	22,250	17,409	27.8%	19,266	15.5%
Operating income margin, %	32.2%	28.2%		28.8%
SG&A	18,458	18,278	1.0%	18,206	1.4%
including Sales & Marketing Expenses	5,414	5,074	6.7%	5,302	2.1%
including General & Administrative Costs	13,044	13,204	-1.2%	12,904	1.1%
SG&A percentage	26.7%	29.6%		27.2%
Net income (loss)	22,599	11,109	103.4%	-8,514	n/a
Net income (loss) per common share, basic (RUR)	446.43	218.69		-168.20
Net income (loss) per ADS equivalent, basic (RUR)	22.32	10.93		-8.41
Capital expenditures	5,027	15,689	-68.0%	3,925	28.1%
Mobile subscribers (‘000)	63,676	53,707	18.6%	62,724	1.5%
Broadband subscribers*) (‘000)	1,712	617	177.5%	1,538	11.3%

*	See definitions in Attachment A. Y-o-y stands for 2Q’09 vs. 2Q ‘08 comparison while q-o-q stands for 2Q ‘09 vs. 1Q ‘09.

Net operating revenues 2Q ‘09* (RUR, millions)	Russia	CIS	Other	Eliminations	Total
Mobile business	49,410	8,859	28	-89	58,208
Fixed business	13,007	2,040	0	-472	14,575
Eliminations	-3,281	-231	0	-236	-3,748
Total net operating revenue	59,136	10,668	28	-797	69,035

*	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments and indicate the amount of inter-company eliminations within and between the segments.

The quarterly net operating revenues increased by 11.9% year-on-year and 3.3% as compared with the previous quarter demonstrating the strength of our core business.

Synergies from business integration and focus on operational efficiency helped us to achieve 8.7% quarter-on-quarter OIBDA growth, and even more remarkably, 21.0% year-on-year OIBDA growth. Solid cash inflow from operations coupled with our prudent approach to working capital resulted in a 21.7% increase of quarterly operational cash flow compared to the same period of 2008.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

During the second quarter we repaid $456 million dollars of debt. Additionally, in July of 2009 we raised 10 billion in Ruble bonds in order to optimize the structure of our debt portfolio through extended duration and a more balanced currency composition.

Our quarterly net income amounted to 22.6 billion rubles, including a 10.6 billion ruble net foreign exchange gain due to the strengthening ruble.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Russia - Financial and Operating Results

RUSSIA (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	59,136	52,915	11.8%	56,272	5.1%
OIBDA	30,279	25,041	20.9%	27,227	11.2%
OIBDA margin, %	51.2%	47.3%		48.4%
Operating income	20,574	16,269	26.5%	17,719	16.1%
Operating income margin, %	34.8%	30.7%		31.5%
SG&A	15,417	15,521	-0.7%	14,936	3.2%
including Sales & Marketing Expenses	4,726	4,273	10.6%	4,485	5.4%
including General & Administrative Costs	10,691	11,248	-5.0%	10,451	2.3%
SG&A percentage	26.1%	29.3%		26.5%
Net income (loss)	21,835	10,616	105.7%	-6,722	n/a

Our quarterly net operating revenues in Russia amounted to 59.1 billion rubles, a growth of 5.1% compared to the previous quarter or 11.8% compared to the same period of 2008. The consolidated OIBDA margin in Russia was 51.2%, up from 47.3% reported a year ago.

In the mobile segment our revenues increased by 8.2% quarter-on-quarter. MOU was up by 4.3% compared with the previous quarter, reflecting a combination of the normal seasonal increase and slight downward pressure from the macroeconomic environment. The increase in usage, coupled with stable pricing, led to an increase in ARPU of 5.2%.

Our fixed-line revenues decreased by 2.3% quarter-on-quarter, and now represent 17.2% of the total revenues in Russia. The fixed-line OIBDA margin decreased slightly to 29.6% from 30.1% reported in the first quarter. The quarterly financial dynamics were impacted by the ruble appreciation as some of our corporate and wholesale tariffs are linked to foreign currencies, while the majority of the operating expenses is in Russian rubles.

In the second quarter of 2009 the total number of residential broadband subscribers in Russia including FTTB and mobile broadband reached 1.7 million.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

RUSSIA REVENUES (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	59,136	52,915	11.8%	56,272	5.1%
Mobile revenues	49,410	44,004	12.3%	45,653	8.2%
Fixed revenues	13,007	9,788	32.9%	13,308	-2.3%
Eliminations	-3,281	-877		-2,689

RUSSIA OIBDA DEVELOPMENT* (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA Total	30,279	25,041	20.9%	27,227	11.2%
Mobile OIBDA	26,427	22,895	15.4%	23,222	13.8%
Fixed OIBDA	3,852	2,146	79.5%	4,005	-3.8%
Total OIBDA margin, %	51.2%	47.3%		48.4%
Mobile OIBDA margin, %	53.5%	52.0%		50.9%
Fixed OIBDA margin, %	29.6%	21.9%		30.1%

RUSSIA OPERATING DEVELOPMENT	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	49,971	42,485	17.6%	49,351	1.3%
Subscriber market share**), %	25.3%	24.6%		25.9%
MOU, min	211.8	220.3	-3.9%	203.0	4.3%
ARPU mobile, (RUR)	322.5	347.6	-7.2%	306.6	5.2%
Broadband subscribers (‘000)	1,659	604	174.7%	1,498	10.7%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ22009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

**	Source: AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers. Published data on the number of subscribers of other wireless service providers may vary significantly because of different accounting methodologies for calculating the active subscriber base.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

CIS - Financial and Operating Results

CIS OPERATIONS (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	10,668	9,170	16.3%	11,287	-5.5%
OIBDA	4,908	3,885	26.3%	5,079	-3.4%
OIBDA margin, %	46.0%	42.4%		45.0%
Operating income	1,929	1,177	63.9%	1,691	14.1%
Operating income margin, %	18.1%	12.8%		15.0%
SG&A	2,844	2,727	4.3%	3,140	-9.4%
including Sales & Marketing Expenses	633	801	-21.0%	771	-17.9%
including General & Administrative Costs	2,211	1,926	14.8%	2,369	-6.7%
SG&A percentage	26.7%	29.7%		27.8%
Net income (loss)	841	528	59.3%	-374	n/a
Mobile subscribers (‘000)	13,626	11,222	21.4%	13,373	1.9%
Broadband subscribers*) (‘000)	53	13	307.7%	40	32.5%

In the CIS we continue to expand our subscriber base, which reached 13.6 million active users, 21.4% more than a year ago. The revenues from our CIS operations increased by 16.3% when compared to the second quarter of 2008, growing to 14.6%* of the Group consolidated revenues.

However, the reported financial results in the CIS countries were negatively affected by ruble appreciation versus the functional currency. In local currency terms, we see quarterly revenue growth in our major CIS markets. Please see Attachment F for the applicable exchange rates.

We are OIBDA positive in all segments and all markets where we operate. The consolidated fixed and mobile OIBDA margin from our CIS operations increased to 46.0%, a 3.6 percentage point increase during the second quarter of 2008 reflecting ongoing cost optimization efforts throughout the Group.

In the second quarter of 2009, our consolidated CIS fixed and mobile OIBDA amounted to almost 4.9 billion rubles with a net income of 0.8 billion rubles.

*	Calculated on the basis of net operating revenues excluding inter-company transactions.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

CIS Revenues Development

KAZAKHSTAN (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	5,061	4,377	15.6%	5,223	-3.1%
Mobile	4,988	4,312	15.7%	5,145	-3.1%
Fixed	190	115	65.2%	166	14.5%
Elimination	-117	-50		-88
Net operating revenues (KZT)	23,679	22,341	6.0%	21,373	10.8%

UKRAINE (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	1,645	1,683	-2.3%	1,609	2.2%
Mobile	956	1,079	-11.4%	894	6.9%
Fixed	800	670	19.4%	836	-4.3%
Elimination	-111	-66		-121
Net operating revenues (UAH)	390	353	10.5%	365	6.8%

ARMENIA (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	1,584	1,528	3.7%	1,787	-11.4%
Mobile	634	623	1.8%	721	-12.1%
Fixed	950	905	5.0%	1,066	-10.9%
Elimination	0	0		0
Net operating revenues (AMD)	18,253	19,862	-8.1%	17,066	7.0%

UZBEKISTAN (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	1,693	1,229	37.8%	1,984	-14.7%
Mobile	1,594	1,168	36.5%	1,884	-15.4%
Fixed	100	61	63.9%	101	-1.0%
Elimination	-1	0		-1
Net operating revenues (US$)	53	52	1.9%	58	-8.6%

TAJIKISTAN (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	461	266	73.3%	487	-5.3%
Mobile	461	266	73.3%	487	-5.3%
Net operating revenues (US$)	14	11	27.3%	14	0.0%

GEORGIA (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	229	92	148.9%	205	11.7%
Mobile	229	92	148.9%	205	11.7%
Net operating revenues (GEL)	12	6	100.0%	10	20.0%

CIS (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	10,668	9,170	16.3%	11,287	-5.5%
Mobile	8,859	7,536	17.6%	9,331	-5.1%
Fixed	2,040	1,751	16.5%	2,169	-5.9%
Elimination	-231	-117		-213

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

CIS OIBDA Development*

KAZAKHSTAN (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	2,745	2,277	20.6%	2,672	2.7%
Mobile	2,643	2,225	18.8%	2,584	2.3%
Fixed	102	52	96.2%	88	15.9%
OIBDA Margin, %	54.2%	52.0%		51.2%

UKRAINE (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	322	221	45.7%	215	49.8%
Mobile	82	59	39.0%	-2	n/a
Fixed	240	162	48.1%	217	10.6%
OIBDA margin, %	19.6%	13.1%		13.4%

ARMENIA (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	799	717	11.4%	924	-13.5%
Mobile	298	243	22.6%	356	-16.3%
Fixed	501	474	5.7%	568	-11.8%
OIBDA Margin, %	50.4%	46.9%		51.7%

UZBEKISTAN (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	865	657	31.7%	1,122	-22.9%
Mobile	825	642	28.5%	1,082	-23.8%
Fixed	40	15	166.7%	40	0.0%
OIBDA Margin, %	51.1%	53.5%		56.6%

TAJIKISTAN (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	173	63	174.6%	164	5.5%
Mobile	173	63	174.6%	164	5.5%
OIBDA Margin, %	37.5%	23.7%		33.7%

GEORGIA (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	4	-50	n/a	-18	n/a
Mobile	4	-50	n/a	-18	n/a
OIBDA Margin, %	1.7%	n/a		n/a

CIS (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
OIBDA total	4,908	3,885	26.3%	5,079	-3.4%
Mobile	4,025	3,182	26.5%	4,166	-3.4%
Fixed	883	703	25.6%	913	-3.3%
OIBDA margin, %	46.0%	42.4%		45.0%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ22009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

CIS Operating Highlights

KAZAKHSTAN	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	6,635	5,098	30.1%	6,377	4.0%
Subscriber market share*), %	43.3%	39.6%		42.6%
MOU, min	90.7	109.7	-17.3%	81.1	11.8%
ARPU mobile, (RUR)	253.6	289.9	-12.5%	268.5	-5.5%
ARPU mobile, (KZT)	1,187.1	1,479.5	-19.8%	1,099.0	8.0%

UKRAINE	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	1,934	2,111	-8.4%	1,894	2.1%
Subscriber market share*), %	3.5%	3.8%		3.4%
MOU, min	217.8	231.0	-5.7%	213.3	2.1%
ARPU mobile, (RUR)	166.8	177.8	-6.2%	151.4	10.2%
ARPU mobile, (UAH)	39.7	37.2	6.7%	34.6	14.7%
Broadband subscribers (‘000)	53	13	307.7%	40	32.5%
ARPU broadband, (RUR)	261.0	362.7	-28.0%	299.8	-12.9%
ARPU broadband, (UAH)	62.0	63.0	-1.6%	68.5	-9.5%

ARMENIA	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	486	655	-25.8%	481	1.0%
Subscriber market share*), %	19.2%	30.5%		19.0%
MOU, min	238.4	164.9	44.6%	174.7	36.5%
ARPU mobile, (RUR)	436.9	362.5	20.5%	478.7	-8.7%
ARPU mobile, (AMD)	5,034.7	4,710.8	6.9%	4,573.7	10.1%

UZBEKISTAN	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	3,605	2,754	30.9%	3,653	-1.3%
Subscriber market share*), %	25.0%	31.2%		27.9%
MOU, min	225.6	294.6	-23.4%	238.6	-5.4%
ARPU mobile, (RUR)	150.6	155.8	-3.3%	177.1	-15.0%
ARPU mobile, (US$)	4.7	6.6	-28.8%	5.2	-9.6%

TAJIKISTAN	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	677	435	55.6%	722	-6.2%
Subscriber market share*), %	18.2%	17.4%		19.8%
MOU, min	173.1	241.1	-28.2%	171.7	0.8%
ARPU mobile, (RUR)	221.6	221.1	0.2%	239.7	-7.6%
ARPU mobile, (US$)	6.9	9.4	-26.6%	7.0	-1.4%

GEORGIA	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Mobile subscribers (‘000)	289	169	71.0%	246	17.5%
Subscriber market share*), %	7.5%	4.9%		6.5%
MOU, min	123.1	89.3	37.8%	121.2	1.6%
ARPU mobile, (RUR)	283.6	194.1	46.1%	285.5	-0.7%
ARPU mobile, (GEL)	14.5	11.9	21.8%	14.0	3.6%

*	Source: AC&M-Consulting. Starting from January 1, 2008 VimpelCom’s market share is calculated on the basis of active subscribers. Published data on the number of subscribers of other wireless service providers may vary significantly because of different accounting methodologies for calculating the active subscriber base.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Other Operations

In May 2009, we launched commercial operations in Cambodia, offering services under the Beeline brand. Initial sales have been strong and generated 28 million rubles in revenues since its launch. Presently, our services are available in the 11 largest provinces reaching 42% of the country’s population. By the end of 2009, we plan to expand coverage reaching more than two thirds of the country’s population.

In Vietnam, we launched commercial operations on July 20th. At the initial stage Beeline services will be available in the largest provinces of Vietnam with more than 15 million people. By the end of 2009, we plan to cover more than 40 provinces of Vietnam with a population of about 41 million.

OTHER* (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	28	0	n/a	0	n/a
OIBDA total	-229	-36	n/a	-140	n/a

*)	See definitions in Attachment A.

* * *

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ22009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its second quarter 2009 results during a conference call and slide presentation on August 27, 2009 at 6:30 pm Moscow time (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through September 3, 2009. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s development plans in Cambodia and Vietnam. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com

12

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

- Definitions and tables are attached –

Attachment A: Definitions

Mobile subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months and remain in the base at the end of the reported period, except for the subscriber base in Cambodia which is calculated on a one month basis. Such activities include all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but do not include incoming SMS and MMS sent by our Company or abandoned calls.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User), a non-U.S. GAAP financial measure, is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period. The Company believes that ARPU provides useful information to investors because it is an indicator of the performance of the Company’s business operations and assists management in budgeting. The Company also believes that ARPU provides management with useful information concerning usage and acceptance of the Company’s services. ARPU should not be viewed in isolation or an alternative to other figures reported under U.S. GAAP.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile home internet service via USB modems.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia.

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Market share of subscribers for each relevant area is calculated by dividing the estimated number of our mobile subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, by the total estimated number of mobile subscribers in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, respectively, and is provided by AC&M-Consulting.

Mobile services are wireless voice and data transmission services excluding WiFi.

13

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

OIBDA is a non-U.S. GAAP financial measure. OIBDA, previously referred to as EBITDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. OIBDA does not include our need to replace our capital equipment over time. Reconciliation of OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

OIBDA margin is OIBDA expressed as a percentage of net operating revenues. Reconciliation of OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network.

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

Capital expenditures (Capex) - purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

“Other” category includes information about other business activities and operating segments that are not reportable elsewhere due to the non-materiality of such business activities and operating segments, and were therefore combined and disclosed in the “Other” category separately from other reconciling items. This “Other” category includes VimpelCom’s operations in Cambodia, DVB-T/DVB-H activities and VimpelCom’s respective equity in net results of operations of the Company’s associates GTEL-Mobile JSC (“GTEL-Mobile”) and Morefront Holdings Ltd.

14

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Income

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(In millions of Russian rubles, except per share (ADS) amounts)
Operating revenues:
Service revenues	67,880	61,529	133,688	112,603
Sales of equipment and accessories	1,041	64	2,022	105
Other revenues	171	135	302	194

Total operating revenues	69,092	61,728	136,012	112,902
Revenue based taxes	(57)	(44)	(134)	(80)

Net operating revenues	69,035	61,684	135,878	112,822

Operating expenses:
Service costs	14,251	14,090	29,154	24,546
Cost of equipment and accessories	974	56	1,955	95
Selling, general and administrative expenses	18,458	18,278	36,664	31,098
Depreciation	10,451	9,097	20,903	17,758
Amortization	2,257	2,383	4,705	4,018
Provision for doubtful accounts	394	371	981	879

Total operating expenses	46,785	44,275	94,362	78,394

Operating income	22,250	17,409	41,516	34,428
Other income and expenses:
Interest income	600	583	1,100	940
Net foreign exchange gain/(loss)	10,612	608	(12,997)	5,096
Interest expense	(4,514)	(2,860)	(9,160)	(4,780)
Equity in net gain/(loss) of associates	184	—	(1,014)	—
Other income/(expenses), net	6	(60)	(185)	(258)

Total other income and expenses	6,888	(1,729)	(22,256)	998

Income before income taxes and noncontrolling interest	29,138	15,680	19,260	35,426
Income tax expense	6,303	4,221	5,318	8,967

Net income	22,835	11,459	13,942	26,459
Net income/(loss) attributable to the noncontrolling interest	236	350	(143)	763

Net income attributable to VimpelCom	22,599	11,109	14,085	25,696

Basic earnings per share:
Net income attributable to VimpelCom per common share	446.43	218.69	278.25	505.96

Weighted average common shares outstanding (thousand)	50,622	50,797	50,620	50,787
Net income attributable to VimpelCom per ADS equivalent	22.32	10.93	13.91	25.30

Diluted earnings per share:
Net income attributable to VimpelCom per common share	446.18	218.69	278.22	505.96

Weighted average diluted shares (thousand)	50,650	50,797	50,625	50,787
Net income attributable to VimpelCom per ADS equivalent	22.31	10.93	13.91	25.30

15

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Balance Sheets

	June 30, 2009	December 31, 2008
	(In millions of Russian rubles)
Assets
Current assets:
Cash and cash equivalents	51,605	26,873
Trade accounts receivable, net of allowance for doubtful debt	13,550	13,974
Inventory	2,773	4,191
Deferred income taxes	2,170	2,432
Input value added tax	3,697	5,349
Due from related parties	8,930	4,942
Other current assets	5,899	12,941

Total current assets	88,624	70,702
Property and equipment, net	177,321	188,778
Telecommunication licenses, net	19,624	22,470
Goodwill	99,974	102,148
Other intangible assets, net	23,423	25,935
Software, net	13,859	16,134
Investments in associates	14,042	14,501
Other assets	24,012	21,314

Total assets	460,879	461,982

Liabilities and equity
Current liabilities:
Accounts payable	15,216	26,409
Due to employees	3,584	3,108
Due to related parties	324	142
Accrued liabilities	9,693	8,484
Taxes payable	9,104	4,471
Customer advances, net of VAT	9,030	12,492
Customer deposits	827	868
Short-term debt	70,157	56,093

Total current liabilities	117,935	112,067

Deferred income taxes	16,567	18,934
Long-term debt	179,368	191,963
Other non-current liabilities	5,012	3,608
Commitments, contingencies and uncertainties	—	—
Equity
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,629,908 shares outstanding (December 31, 2008: 50,617,408)	3	3
Additional paid-in capital	42,719	42,624
Retained earnings	101,684	87,599
Accumulated other comprehensive (loss)/income	(1,813)	4,498
Treasury stock, at cost, 651,114 shares of common stock (December 31, 2008: 663,614)	(5,966)	(5,983)

Total VimpelCom shareholder’s equity	136,627	128,741
Noncontrolling interest	5,370	6,669

Total equity	141,997	135,410

Total liabilities and equity	460,879	461,982

16

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Open Joint Stock Company “Vimpel-Communications”

Unaudited Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2009	2008
	(In millions of Russian rubles)
Net cash provided by operating activities	55,648	43,575
Investing activities

Purchases of property and equipment	(12,203)	(21,131)
Purchases of intangible assets	(399)	(900)
Acquisition of subsidiaries, net of cash acquired	—	(99,600)
Loan granted	—	(8,491)
Short-term deposits	—	(2,368)
Exercise of escrow cash deposit	—	4,856
Purchases of software and other assets, net	(4,192)	(4,062)
Purchase of noncontrolling interest in consolidated subsidiaries	(14)	(23,322)

Net cash used in investing activities	(16,808)	(155,018)

Financing activities
Proceeds from bank and other loans	18,437	119,444
Proceeds from sale of treasury stock	—	413
Purchase of treasury stock	—	(988)
Repayments of bank and other loans	(33,173)	(7,615)
Payments of fees in respect of debt issues	(1,554)	(1,267)
Net proceeds from employee stock options	60	—
Payment of dividends to non controlling interest	(23)	—

Net cash (used in)/provided by financing activities	(16,253)	109,987

Effect of exchange rate changes on cash and cash equivalents	2,145	(221)

Net increase/(decrease) in cash and cash equivalents	24,732	(1,677)
Cash and cash equivalents at beginning of period	26,873	24,637

Cash and cash equivalents at end of period	51,605	22,960

Supplemental cash flow information
Cash paid during the period:
Income tax	5,792	7,932
Interest	9,335	3,038
Non-cash activities:
Equipment acquired under financing agreements	6	1,320
Accounts payable for equipment and other long-lived assets	5,172	6,452
Acquisitions:
Fair value of assets acquired	—	61,746
Fair value of noncontrolling interest acquired	—	1,152
Difference between the amount paid and the fair value of net assets acquired	—	76,224
Consideration for the acquisition of subsidiaries	—	(114,926)

Change in fair value of liabilities assumed	—	24,196

17

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Consolidated OIBDA

(In millions of Russian rubles)

OIBDA Consolidated Total	2Q ‘09	2Q ‘08	1Q ‘09
OIBDA	34,958	28,889	32,166
Depreciation	(10,451)	(9,097)	(10,452)
Amortization	(2,257)	(2,383)	(2,448)
Operating income	22,250	17,409	19,266

Reconciliation of OIBDA Margin

OIBDA Margin Consolidated Total	2Q ‘09	2Q ‘08	1Q ‘09
OIBDA margin	50.6%	46.8%	48.1%
Less: Depreciation as a percentage of net operating revenues	(15.1%)	(14.7%)	(15.6%)
Less: Amortization as a percentage of net operating revenues	(3.3%)	(3.9%)	(3.7%)
Operating income as a percentage of net operating revenues	32.2%	28.2%	28.8%

18

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Attachment D: Capex Development

CAPEX (RUR, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Total capex	5,027	15,689	-68.0%	3,925	28.1%
Russia	3,440	10,010	-65.6%	3,070	12.1%
CIS	817	5,645	-85.5%	416	96.4%
Kazakhstan	376	1,311	-71.3%	191	96.9%
Ukraine	95	1,279	-92.6%	96	-1.0%
Armenia	12	494	-97.6%	9	33.3%
Uzbekistan	241	1,955	-87.7%	50	382.0%
Tajikistan	24	319	-92.5%	15	60.0%
Georgia	69	287	-76.0%	55	25.5%
Other	770	34	2164.7%	439	75.4%

19

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Attachment E: Key Financial Results in US Dollars (Convenience Translation)

CONSOLIDATED OPERATIONS (US$, millions)	2Q ‘09	2Q ‘08	y-o-y	1Q ‘09	q-o-q
Net operating revenues	2,143	2,611	-17.9%	1,970	8.8%
OIBDA	1,085	1,223	-11.3%	948	14.5%
OIBDA margin, %	50.6%	46.8%		48.1%
Operating income	691	737	-6.2%	568	21.7%
Operating income margin, %	32.2%	28.2%		28.8%
SG&A	573	774	-26.0%	537	6.7%
including Sales & Marketing Expenses	168	215	-21.9%	156	7.7%
including General & Administrative Costs	405	559	-27.5%	380	6.6%
SG&A percentage	26.7%	29.6%		27.3%
Net income (loss)	702	470	49.4%	-251	n/a
Net income (loss) per common share, basic (US$)	13.86	9.26		-4.96
Net income (loss) per ADS equivalent, basic (US$)	0.69	0.46		-0.25
Capital expenditures	156.0	664.0	-76.5%	115.7	34.9%

20

VimpelCom Announces Second Quarter 2009 Financial and Operating Results

Attachment F: Average Rates of Functional Currencies to Ruble*

Functional Currency/ 1 RUR		1Q ‘08	2Q ‘08	3Q ‘08	4Q ‘08	1Q ‘09	2Q ‘09
Kazakhstan	KZT	4.9690	5.1038	4.9540	4.4077	4.0948	4.6771
Ukraine	UAH	0.2081	0.2101	0.2003	0.2274	0.2281	0.2376
Tajikistan	USD	0.0412	0.0423	0.0412	0.0367	0.0295	0.0311
Uzbekistan	USD	0.0412	0.0423	0.0412	0.0367	0.0295	0.0311
Armenia	AMD	12.6926	13.0012	12.4664	11.2309	9.6090	11.5227
Georgia	GEL	0.0641	0.0612	0.0582	0.0568	0.0495	0.0515
Cambodia	USD						0.0311

*	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

21

VimpelCom

2Q09 Financial and Operating Results

Disclaimer

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate, in part, to the Company’s strategy, development plans and anticipated performance. The forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

2009

2

© Beeline 2009

Participants

Presentation

Alexander Torbakhov, General Director Boris Nemsic, Chief Executive Officer Elena Shmatova, CFO

Q&A Session

will be joined by:

Kent McNeley,

VP, Chief Marketing Officer

Dmitry Pleskonos,

Executive VP, Business Development CIS

Andrey Patoka,

VP, Head of B2B Russia

2009

3

© Beeline 2009

2Q09 in Brief

Ruble revenue growth of 11.9% year-on-year and 3.3% quarter-on-quarter confirming robustness of our core business

Management focus on operational excellence resulting in 21.0% OIBDA increase year-on-year with consolidated fixed and mobile OIBDA margin of 50.6%

Solid cash flow enhanced by prudent approach to working capital resulting in $858 million of operating cash flow

Launch of operations in Cambodia and Vietnam substantially expanding our geographic footprint

2009

4

© Beeline 2009

Quarterly Financial Dynamics

Beeline

Revenue*, RUR bn


+11.9%
51.1
61.7
68.9
69.7
66.8
69.0
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Net Income (Loss), RUR bn


+103.4%
14.6
11.1
6.5
-22.2
-8.5
22.6
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

OIBDA, RUR bn


+21.0%
27.3
28.9
33.6
30.6
32.2
35.0
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

OIBDA Margin, %


53.4%
46.8%
48.8%
44.0%
48.1%
50.6%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 5

* Here and thereafter refers to net operating revenues.

© Beeline 2009

Financial Position

Liquidity position, $ mln



3,956
4,282
4,654
4,860
4,683
4,545
1.7
1.8
1.7
1.7
1.6
1.8
2,176
2,426
3,532
3,565
3,750
2,413
1Q 08
2Q 08
3Q08
4Q08
1Q09
2Q09
OIBDA LTM
CAPEX LTM+Short-term Debt Net of Cash
Total Debt/OIBDA

** LTM OIBDA constitutes the sum of the lines: LTM Operating Income and LTM Depreciation, Amortization and Impairment Loss. LTM stands for "last twelve months" to reporting date.

Key Ratios and Indicators*

	June 30, 2009	Dec 31, 2008	Dec 31, 2007
Cash and Cash Equivalents (RUR mln)	**51,605**	**26,873**	**24,637**
Total Assets (RUR mln)	**460,879**	**461,982**	**259,426**
Total Debt (RUR mln)	**249,525**	**248,056**	**67,910**
-Short-term (RUR mln)	*70,157*	*56,093*	*12,924*
-Long-term (RUR mln)	*179,368*	*191,963*	*54,986*
Equity (RUR mln)	**141,997**	**135,410**	**139,918**
Net Debt (RUR mln)	**197,920**	**221,183**	**43,273**
LTM OIBDA**	**4,545**	**4,860**	**3,597**
- LTM Depreciation, amortization and impairment loss	*2,189*	*2,324*	*1,391*
- LTM Operating Income	*2,356*	*2,536*	*2,206*
LTM Interest	*572*	*496*	*195*
Debt/Equity	*1.8*	*1.8*	*0.5*
Debt/OIBDA $_{LTM}$	*1.8*	*1.7*	*0.8*
OIBDA/Interest	*7.9*	*9.8*	*18.4*
Debt/Assets	*0.54*	*0.54*	*0.26*
Total Debt	**7,974**	**8,443**	**2,767**
Net Debt	**6,325**	**7,528**	**1,763**

2009 | 6

* See page 21 for applicable exchange rates

© Beeline 2009

Debt Profile as of June 30, 2009*

Debt Maturity Schedule, USD mln

526

456

684

249

435**

289

1,955 538

1	417

1,947

1,745

574

1,102

25

9

600

1,000

1Q09 2Q09 3Q09 4Q09 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Debt Composition

EUR, 10%

RUR, 17%

USD, 73%

Floating, 40%

Fixed, 60%

Vendors, 4%

Bonds,

44%

Banks, 52%

2009

7
*	2Q09 figures at actual rate. All other figures at the rate as of June 30, 2009

** $435 mln paid as of August 27, 2009

© Beeline 2009

Russia: Consolidated Operations

Revenue*, RUR bn



43.6
52.9
58.8
58.8
56.3
59.1
3.2
9.8
10.8
12.0
13.3
13.0
40.6
44.0
49.4
49.0
45.7
49.4
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

CAPEX, RUR bn



5.0
10.0
12.2
17.5
3.1
3.4
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

OIBDA (RUR bn) and OIBDA Margin



24.1
25.0
29.5
25.8
27.2
30.3
23.3
22.9
26.8
22.9
23.2
26.4
55.2%
47.3%
50.1%
44.0%
48.4%
51.2%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Mobile
Fixed
OIBDA Margin

CAPEX / Revenue LTM



17%
18%
20%
21%
19%
16%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 8

* Total revenue adjusted for eliminations between fixed and mobile segments in Russia

© Beeline 2009

Russia: Mobile Highlights

Subscribers, mln



+17.6%
42.1
42.5
45.1
47.7
49.4
50.0
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Revenue, RUR bn



+12.3%
40.6
44.0
49.4
49.0
45.7
49.4
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Mobile ARPU & MOU



321
348
368
341
307
323
199
220
229
228
203
212
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
ARPU (RUR)
MOU (min)

OIBDA (RUR bn) & OIBDA Margin



23.3
22.9
26.8
22.9
23.2
26.4
57.2%
52.0%
54.2%
46.8%
50.9%
53.5%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
OIBDA
OIBDA Margin

2009 | 9

© Beeline 2009

Russia: Fixed-line Segment


Revenue, RUR bn
+32.9%
9.1
3.2
5.9
9.8
10.8
12.0
13.3
13.0
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
GT revenue
VIP revenue


Business Segment, RUR bn
4.7
1.7
3.0
4.9
5.2
5.5
5.8
5.3
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Wholesale Segment, RUR bn
3.5
1.2
2.3
3.8
4.5
5.2
6.1
6.3
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Residential Segment, RUR bn
0.9
0.3
0.6
1.1
1.1
1.3
1.4
1.4
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 10
© Beeline 2009

Russia: Residential Broadband Development*

Broadband Subscribers, '000



1,498
1,659
1,182
764
412
650
763
91
530
604
673
770
848
896
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

FTTB Households Passed (mln) & Take-up Rate



4.1
5.5
5.9
7.2
7.5
7.9
10.3%
8.6%
9.2%
8.8%
9.6%
9.9%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Broadband Revenue, RUR mln



477
535**
231
28
578
680
723
860
1,031
1,036
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Broadband ARPU, RUR



427
400
376
273
396
310
421
298
392
252
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Fixed Residential BB   Mobile Internet (USB modems)

2009 | 11

* Broadband business of Golden Telecom was consolidated beginning from March 2008

** These revenues are not included in the fixed-line residential segment

© Beeline 2009

Balanced approach to distribution

Monobrand points of sales

Over 30,000 points of sales across Russia

Agreements with national dealers

Strategic partnerships with regional dealers

2009

© Beeline 2009

Kazakhstan: Operating & Financial Highlights

Mobile Subscribers, mln


+30.1%
4.8
5.1
5.6
6.3
6.4
6.6
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Revenue (RUR bn) & OIBDA Margin


50.3%
52.0%
53.4%
49.6%
51.2%
54.2%
4.0
4.4
4.8
5.4
5.2
5.1
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Revenue
OIBDA Margin

Mobile ARPU & MOU


99
110
108
101
81
91
280
290
294
295
269
254
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
ARPU (RUR)
MOU (min)

Capex / Revenue LTM


34%
34%
38%
34%
28%
23%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 13 |
© Beeline 2009

Ukraine: Operating & Financial Highlights

Beeline

Mobile Subscribers, mln



-8.4%
2.0
2.1
2.4
2.1
1.9
1.9
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Revenue* (RUR bn) & OIBDA Margin



1.1
1.7
2.3
1.9
1.6
1.7
0.2
0.7
0.8
0.7
0.8
0.8
0.9
1.1
1.7
1.3
0.9
1.0
7.3%
13.1%
-1.8%
16.4%
13.4%
19.6%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Mobile
Fixed
OIBDA Margin

Mobile ARPU & MOU



210
231
262
230
213
218
147
178
235
190
151
167
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
ARPU (RUR)
MOU (min)

Capex / Revenue LTM



110%
86%
75%
67%
55%
39%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 14

* Total revenue adjusted for eliminations between fixed and mobile segments in Ukraine

© Beeline 2009

Armenia: Operating & Financial Highlights

Mobile Subscribers, '000


520
655
784
544
481
486
-25.8%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Revenue* (RUR bn) & OIBDA Margin


1.4
1.5
1.7
1.7
1.8
1.6
0.9
0.9
0.9
1.0
1.1
1.0
49.1%
46.9%
48.8%
49.9%
51.7%
50.4%
0.6
0.6
0.8
0.7
0.7
0.6
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Mobile
Fixed
OIBDA Margin

Mobile ARPU & MOU


159
165
140
150
175
238
392
363
337
372
479
437
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Mobile ARPU (RUR)
Mobile MOU (min)

Capex / Revenue LTM


41%
41%
39%
31%
24%
17%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 15

* Total revenue adjusted for eliminations between fixed and mobile segments in Armenia

© Beeline 2009

Uzbekistan: Operating & Financial Highlights

Mobile Subscribers, mln


+30.9%
2.4
2.8
3.1
3.6
3.7
3.6
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Revenue (RUR bn) & OIBDA Margin


53.1%
53.5%
56.4%
51.4%
56.6%
51.1%
0.96
1.23
1.42
1.81
1.98
1.69
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
Revenue
OIBDA Margin

Mobile ARPU & MOU


265
295
299
289
239
226
141
156
158
179
177
151
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09
ARPU(RUR)
MOU (min)

Capex / Revenue LTM


133%
150%
130%
79%
49%
21%
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 16

© Beeline 2009

South-East Asian Operations

Vietnam

Network

845 base stations built by commercial launch

Coverage area is 16% of the total population

Distribution

7,000 points of SIM and scratch cards sales

Traditional retail, new channels of retail distribution via Branded Trade Counters (BTCs)

Cambodia

160 base stations built by commercial launch

Coverage area is 42% of the total population

Distribution network provides 95% availability in the coverage area

Nationwide traditional distributors, innovative and exclusive BTCs in Phnom Penh

2009

© Beeline 2009

Summary

Our telecom business showing resilience

Focus on operational efficiency and cash generation Sound financial position Strategically positioned for future growth

2009

© Beeline 2009

APPENDICES

2009

© Beeline 2009

Map of Operations


Ukraine
Population: 45.7 mln.
Acquired: Nov. 2005
Penetration: 118%
GDP* 6,900
Georgia
Population: 4.6 mln.
Acquired: Jul. 2006
Penetration: 85%
GDP* 4,700
Armenia
Population: 2.9 mln.
Acquired: Nov. 2006
Penetration: 79%
GDP* 6,400
Russia
Population: 142.0 mln.
Penetration: 136%
GDP*: 15,800
Kazakhstan
Population: 15.4 mln.
Acquired: Sept. 2004
Penetration: 100%
GDP* 11,500
Uzbekistan
Population: 27.6 mln.
Acquired: Jan. 2006
Penetration: 54%
GDP* 2,600
Tajikistan
Population: 7.3 mln.
Acquired: Jan. 2006
Penetration: 53%
GDP* 2,100
Vietnam
Population: 86.1 mln.
JVA signed: Jul. 2008
Penetration: ~55%
GDP* 2,900
Cambodia
Population: 14.5 mln.
Acquired : Jul. 2008
Penetration: ~25%
GDP* 2,000
GSM & 3G licenses
GSM license only
No VIP license

Source: CIA World Factbook; AC&M-Consulting; Global Mobile, Company estimates

2009 | 20 |

*GDP(PPP), $ per capita

© Beeline 2009

FOREX Development

Beeline

	Currency	3Q08 Opening rate	3Q08 Average Rate	3Q08 Closing Rate	4Q08 Average Rate	4Q08 Closing Rate	1Q09 Average Rate	1Q09 Closing Rate	2Q09 Average Rate	2Q09 Closing Rate
	KZT	5.14	4.95	4.73	4.41	4.11	4.09	4.44	4.68	4.82
	UAH	0.21	0.20	0.19	0.23	0.26	0.23	0.23	0.24	0.25
	USD	0.043	0.041	0.040	0.037	0.034	0.029	0.029	0.031	0.032
	USD	0.043	0.041	0.040	0.037	0.034	0.029	0.029	0.031	0.032
	AMD	12.9	12.5	11.9	11.2	10.5	9.6	10.9	11.5	11.6
	GEL	0.06	0.06	0.06	0.06	0.06	0.05	0.05	0.05	0.05
	USD	n/a	n/a	n/a	n/a	n/a	n/a	n/a	0.031	0.032

* Balance sheet data in this presentation were translated at the closing exchange rate of RUR/US$ 31.2904 at the end of 2Q 2009, P&L LTM data were calculated as the sum of quarterly results in US$ reported in 3Q 2008 and 4Q 2008, the result of 1Q 2009 translated at the 1Q 2009 average exchange rate of RUR/US$ 33.9308 and the result of 2Q 2009 translated at the 2Q 2009 average exchange rate of RUR/US$ 32.2145.

2009 | 21 | Source: Prime TASS, National Banks of the CIS countries
© Beeline 2009

Composition of the CIS Business 2Q 2009

Revenues, RUR mln


5,061
1,645
1,693
1,584
461
229
10,668
Kazakhstan
Ukraine
Uzbekistan
Armenia
Tajikistan
Georgia
CIS Total

OIBDA, RUR mln


2,745
322
865
799
173
4
4,908
Kazakhstan
Ukraine
Uzbekistan
Armenia
Tajikistan
Georgia
CIS Total

CAPEX, RUR mln


376
95
241
12
24
69
817
Kazakhstan
Ukraine
Uzbekistan
Armenia
Tajikistan
Georgia
CIS Total

2009 | 22

© Beeline 2009

CIS Mobile: Financial Highlights


Kazakhstan
3.93 4.31 4.75 5.28 5.15 4.99
2.0 2.2 2.5 2.6 2.6 2.6
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Ukraine
0.88 1.08 1.65 1.30 0.89 0.96
0.0 0.1 -0.2 0.2 0.0 0.1
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Uzbekistan
0.94 1.17 1.35 1.73 1.88 1.59
0.5 0.6 0.8 0.9 1.1 0.8
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Armenia
0.56 0.62 0.77 0.74 0.72 0.63
0.25 0.24 0.34 0.34 0.36 0.30
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Tajikistan
0.20 0.27 0.36 0.45 0.49 0.46
0.03 0.06 0.12 0.14 0.16 0.17
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Georgia
0.06 0.09 0.13 0.16 0.21 0.23
-0.05 -0.05 -0.03 -0.03 -0.02 0.00
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Revenue, RUR bn
OIBDA, RUR bn

2009 | 23

© Beeline 2009

CIS Mobile: Subscribers, mln

Kazakhstan


4.8
5.1
5.6
6.3
6.4
6.6
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Ukraine


2.0
2.1
2.4
2.1
1.9
1.9
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Uzbekistan


2.4
2.8
3.1
3.6
3.7
3.6
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Armenia


0.52
0.65
0.78
0.54
0.48
0.49
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Tajikistan


0.38
0.44
0.53
0.62
0.72
0.68
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

Georgia


0.15
0.17
0.19
0.23
0.25
0.29
1Q 08
2Q 08
3Q 08
4Q 08
1Q 09
2Q 09

2009 | 24

© Beeline 2009

CIS Mobile: ARPU & MOU Development



Kazakhstan
280 290 294 295 269 254
99 110 108 101 81 91
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Ukraine
210 231 262 230 213 218
147 178 235 190 151 167
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Uzbekistan
265 295 299 289 239 226
141 156 158 179 177 151
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Armenia
159 165 140 150 175 238
392 363 337 372 479 437
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Tajikistan
206 241 256 243 172 173
195 221 251 263 240 222
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
Georgia
87 89 110 130 121 123
179 194 239 266 286 284
1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09
ARPU (RUR)
MOU (min)

2009 | 25

© Beeline 2009

CIS Mobile: Subscriber Market Shares*

Kazakhstan

54% 53%

51% 49% 47%

43% 46% 40% 41% 43% 43% 40%

7% 8% 8% 10% 11% 6%

1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

VIP K’Cell Other

Ukraine

43% 42% 42% 42% 42%

41% 32% 32% 32% 35% 35% 33% 21% 18% 19% 20% 21% 17%

4% 4% 4% 4% 3% 4%

1% 1% 2% 2% 2% 2%

1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

VIP Kievstar UMC Astelit Other

Uzbekistan

49% 48%

49% 46% 46% 45% 34% 31% 30% 30% 28% 27% 21% 25% 17% 19% 14% 24%

3% 3% 3% 2% 2% 3%

1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

VIP Uzdunrobita Coscom Other

Armenia

81% 81% 79% 73% 70% 69%

30% 31% 27%

21% 19% 19%

1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

VIP Viv?cell

Tajikistan

78% 77%

75% 75% 74% 76%

16% 17% 18% 18% 20% 18%

6% 7% 6%

6% 7% 6%

1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

VIP TT Mobile Others

Georgia

53% 54% 52%

50% 51% 52% 45% 42% 41% 42% 42% 40%

5% 5% 6% 7% 8% 5%

1Q 08 2Q 08 3Q 08 4Q 08 1Q 09 2Q 09

VIP Geocell Magticom

2009

*	Source: AC&M Consulting.

© Beeline 2009

Reconciliation of Consolidated OIBDA and OIBDA Margin (Unaudited)

Three months ended

June 30, March 31, Dec 31, Sept 30, June 30, March 31, (RUR millions) 2009 2009 2008 2008 2008 2008

Reconciliation of OIBDA to operating income

OIBDA 34,958 32,166 30,648 33,636 28,889 27,315

Depreciation (10,451) (10,452) (10,325) (9,687) (9,097) (8,661)

Amortization (2,257) (2,448) (2,577) (2,381) (2,383) (1,635)

Impairment loss 0 0 (12,072) 0 0 0

Operating Income 22,250 19,266 5,674 21,568 17,409 17,019

Reconciliation of OIBDA margin to operating income as percentage of net operating revenue

OIBDA margin 50.6% 48.1% 44.0% 48.8% 46.8% 53.4%

Less: Depreciation as % of net operating revenues (15.1%) (15.6%) (14.9%) (14.0%) (14.7%) (16.9%)

Less: Amortization as % of net operating revenues (3.3%) (3.7%) (3.7%) (3.5%) (3.9%) (3.2%)

Less: Impairment loss as % of net operating revenues 0.0% 0.0% (17.3%) 0.0% 0.0% 0.0%

Operating Income 32.2% 28.8% 8.1% 31.3% 28.2% 33.3%

2009

© Beeline 2009

VIP-Group

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	39,145	44,409	49,901	49,538	51,138	61,684	68,933	69,677	66,843	69,035
Gross margin	32,120	36,275	40,555	40,487	40,643	47,538	52,096	52,276	50,959	53,810
Gross margin, %	82.1%	81.7%	81.3%	81.7%	79.5%	77.1%	75.6%	75.0%	76.2%	77.9%
OIBDA	20,162	23,192	25,899	22,636	27,315	28,889	33,636	30,648	32,166	34,958
OIBDA, %	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.6%
SG&A	11,561	12,787	14,198	17,644	12,820	18,278	18,167	21,465	18,206	18,458
including Sales & Marketing Expenses	3,581	4,315	4,738	5,408	4,525	5,074	5,867	7,784	5,302	5,414
including advertising	1,355	1,726	1,689	2,277	1,682	2,109	2,083	2,766	882	1,195
including General & Administrative Costs	7,980	8,472	9,460	12,236	8,295	13,204	12,300	13,681	12,904	13,044
SG&A, %	29.5%	28.8%	28.5%	35.6%	25.1%	29.6%	26.4%	30.8%	27.2%	26.7%
Net income (loss)	7,294	9,291	11,686	9,073	14,587	11,109	6,513	-22,243	-8,514	22,599
Capital Expenditures	7,984	8,658	8,643	19,613	8,696	15,689	16,799	23,328	3,925	5,027

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	38,244	43,498	48,943	48,642	47,153	51,457	58,245	58,558	54,917	58,208
including Mobile Interconnect	5,238	6,235	6,878	7,477	7,269	7,638	8,606	8,902	8,168	8,554
Mobile OIBDA	19,737	22,713	25,401	22,074	26,004	26,077	30,252	26,968	27,388	30,278
Mobile OIBDA, %	51.6%	52.2%	51.9%	45.4%	55.1%	50.7%	51.9%	46.1%	49.9%	52.0%

Subscribers (‘000)	45,784	47,702	50,686	51,740	52,293	53,707	57,758	61,029	62,724	63,676
								0
								0

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	901	911	958	896	4,248	11,260	12,367	13,595	15,018	14,575
including business segment	0	0	0	0	1,804	5,366	5,698	5,950	6,265	5,708
including wholesale segment	0	0	0	0	1,228	3,916	4,710	5,388	6,359	6,577
including residential segment	901	911	958	896	1,216	1,978	1,959	2,257	2,394	2,290
Fixed OIBDA	425	479	498	562	1,336	2,848	3,438	3,770	4,918	4,735
Fixed OIBDA, %	47.2%	52.6%	52.0%	62.7%	31.5%	25.3%	27.8%	27.7%	32.7%	32.5%

Broadband subscribers (‘000)	0	0	0	0	542	617	780	1,206	1,538	1,712
Broadband services ARPU, blended, RUR	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

OTHER	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Other revenues	n/a	n/a	n/a	n/a	0	0	0	0	0	0
Other OIBDA	n/a	n/a	n/a	n/a	-25	-36	-54	-90	-140	-55
Other OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	20,162	23,192	25,899	22,636	27,315	28,889	33,636	30,648	32,166	34,958
Depreciation	(7,081)	(7,380)	(7,286)	(8,176)	(8,661)	(9,097)	(9,687)	(10,325)	(10,452)	(10,451)
Amortization	(1,402)	(1,392)	(1,418)	(1,381)	(1,635)	(2,383)	(2,381)	(2,577)	(2,448)	(2,257)
Impairment loss	0	0	0	0	0	0	0	(12,072)	0	0
Operating income	11,679	14,420	17,195	13,079	17,019	17,409	21,568	5,674	19,266	22,250

OIBDA margin total	51.5%	52.2%	51.9%	45.7%	53.4%	46.8%	48.8%	44.0%	48.1%	50.6%
Less: Depreciation as a percentage of net operating revenues	(18.1%)	(16.6%)	(14.6%)	(16.5%)	(16.9%)	(14.7%)	(14.0%)	(14.9%)	(15.6%)	(15.1%)
Less: Amortization as a percentage of net operating revenues	(3.6%)	(3.1%)	(2.8%)	(2.8%)	(3.2%)	(3.9%)	(3.5%)	(3.7%)	(3.7%)	(3.3%)
Less: Impairment loss as a percentage of net operating revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	(17.3%)	0.0%	0.0%
Operating income as a percentage of net operating revenues	29.8%	32.5%	34.5%	26.4%	33.3%	28.2%	31.3%	8.1%	28.8%	32.2%

Russia

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	33,648	37,759	42,171	41,938	43,597	52,915	58,816	58,809	56,272	59,136
Gross margin	28,004	31,257	34,784	34,762	35,049	40,881	44,892	44,157	42,663	46,000
Gross margin, %	83.2%	82.8%	82.5%	82.9%	80.4%	77.3%	76.3%	75.1%	75.8%	77.8%
OIBDA	17,796	20,167	22,226	19,060	24,081	25,041	29,457	25,849	27,227	30,279
OIBDA, %	52.9%	53.4%	52.7%	45.4%	55.2%	47.3%	50.1%	44.0%	48.4%	51.2%
SG&A	9,858	10,829	12,177	15,592	10,514	15,521	15,191	18,198	14,936	15,417
including Sales & Marketing Expenses	2,998	3,645	4,044	4,594	3,823	4,273	4,918	6,706	4,485	4,726
including advertising	1,112	1,448	1,423	1,955	1,357	1,748	1,747	2,351	659	991
including General & Administrative Costs	6,860	7,184	8,133	10,998	6,691	11,248	10,273	11,492	10,451	10,691
SG&A, %	29.3%	28.7%	28.9%	37.2%	24.1%	29.3%	25.8%	30.9%	26.5%	26.1%
Net income (loss)	7,375	9,198	10,781	8,962	14,954	10,616	6,274	-12,132	-6,722	21,835
Capital Expenditures	5,249	4,886	5,531	11,516	5,022	10,010	12,224	17,495	3,070	3,440

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	33,648	37,759	42,171	41,938	40,644	44,004	49,401	48,987	45,653	49,410
including Mobile Interconnect	4,491	5,259	5,725	6,232	6,128	6,378	7,006	7,173	6,604	7,015
Mobile OIBDA	17,796	20,167	22,226	19,060	23,265	22,895	26,772	22,902	23,222	26,427
Mobile OIBDA, %	52.9%	53.4%	52.7%	45.4%	57.2%	52.0%	54.2%	46.8%	50.9%	53.5%

Subscribers (‘000)	38,631	40,140	41,802	42,221	42,079	42,485	45,093	47,677	49,351	49,971
ARPU, RUR	286.7	319.1	342.6	332.6	320.7	347.6	368.2	340.6	306.6	322.5
MOU, min	160.9	192.6	208.9	204.1	198.7	220.3	228.5	227.8	203.0	211.8
Churn 3 months active base (quarterly), %	n/a	7.5%	8.1%	9.1%	9.2%	8.7%	7.7%	9.0%	8.4%	10.5%
Subscriber market share, %	31.2%	30.9%	30.4%	29.9%	25.0%	24.6%	25.1%	25.4%	25.9%	25.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	0	0	0	0	3,191	9,788	10,789	11,962	13,308	13,007
including business segment	0	0	0	0	1,648	4,891	5,160	5,463	5,789	5,278
including wholesale segment	0	0	0	0	1,200	3,788	4,523	5,188	6,134	6,316
including residential segment	0	0	0	0	343	1,109	1,106	1,311	1,385	1,413
Fixed OIBDA	0	0	0	0	816	2,146	2,685	2,947	4,005	3,852
Fixed OIBDA, %	0	0	0	0	25.6%	21.9%	24.9%	24.6%	30.1%	29.6%

Broadband subscribers (‘000)	0	0	0	0	530	604	764	1,182	1,498	1,659
Broadband services ARPU, blended, RUR	0	0	0	0	427.1	399.5	374.2	374.2	372.2	329.7

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	17,796	20,167	22,226	19,060	24,081	25,041	29,457	25,849	27,227	30,279
Depreciation	(6,121)	(6,217)	(6,373)	(6,631)	(6,969)	(7,318)	(8,047)	(7,999)	(8,195)	(8,452)
Amortization	(751)	(736)	(752)	(754)	(852)	(1,454)	(1,298)	(1,412)	(1,313)	(1,253)
Impairment loss	0	0	0	0	0	0	0	(8,591)	0	0
Operating income	10,924	13,214	15,101	11,675	16,260	16,269	20,112	7,847	17,719	20,574

OIBDA margin total	52.9%	53.4%	52.7%	45.4%	55.2%	47.3%	50.1%	44.0%	48.4%	51.2%
Less: Depreciation as a percentage of net operating revenues	(18.2%)	(16.5%)	(15.1%)	(15.8%)	(15.9%)	(13.9%)	(13.7%)	(28.3%)	(14.6%)	(14.3%)
Less: Amortization as a percentage of net operating revenues	(2.2%)	(1.9%)	(1.8%)	(1.8%)	(2.0%)	(2.7%)	(2.2%)	(2.4%)	(2.3%)	(2.1%)
Less: Impairment loss as a percentage of net operating revenues	0	0	0	0	0	0	0	(33.2%)	0.0%	0.0%
Operating income as a percentage of net operating revenues	32.5%	35.0%	35.8%	27.8%	37.3%	30.7%	34.2%	13.3%	31.5%	34.8%

CIS

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	5,549	6,727	7,797	7,753	7,687	9,170	10,663	11,441	11,287	10,668
Gross margin	4,125	5,034	5,771	5,741	5,599	6,664	7,226	8,129	8,305	7,843
Gross margin, %	74.3%	74.8%	74.0%	74.0%	72.8%	72.7%	67.8%	71.1%	73.6%	73.5%
OIBDA	2,366	3,024	3,673	3,575	3,259	3,885	4,232	4,889	5,079	4,908
OIBDA, %	42.6%	45.0%	47.1%	46.1%	42.4%	42.4%	39.7%	42.7%	45.0%	46.0%
SG&A	1,712	1,974	2,022	2,068	2,287	2,727	2,945	3,186	3,140	2,844
including Sales & Marketing Expenses	583	671	694	814	703	801	949	1,078	771	633
including advertising	243	293	267	322	325	363	351	416	223	167
including General & Administrative Costs	1,129	1,303	1,328	1,254	1,584	1,926	1,996	2,108	2,369	2,211
SG&A, %	30.9%	29.3%	25.9%	26.7%	29.8%	29.7%	27.6%	27.8%	27.8%	26.7%
Net income (loss)	-81	93	905	111	-346	528	323	-7,593	-374	841
Capital Expenditures	2,735	3,771	3,112	8,097	3,543	5,645	4,527	5,547	416	817

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	4,648	5,816	6,839	6,857	6,570	7,536	8,999	9,655	9,331	8,859
including Mobile Interconnect	747	976	1,153	1,245	1,141	1,260	1,605	1,736	1,570	1,545
Mobile OIBDA	1,941	2,545	3,175	3,013	2,739	3,182	3,479	4,065	4,166	4,025
Mobile OIBDA, %	41.8%	43.8%	46.4%	43.9%	41.7%	42.2%	38.7%	42.1%	44.6%	45.4%

Subscribers (‘000)	7,153	7,562	8,884	9,519	10,214	11,222	12,665	13,352	13,373	13,626
								0
								0
								0
								0

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	901	911	958	895	1,140	1,751	1,907	1,991	2,169	2,040
including business segment	0	0	0	0	158	476	536	490	476	431
including wholesale segment	0	0	0	0	92	334	423	446	557	584
including residential segment	901	911	958	895	890	941	948	1,055	1,136	1,025
Fixed OIBDA	425	479	498	562	520	703	753	824	913	883
Fixed OIBDA, %	47.2%	52.6%	52.0%	62.8%	45.6%	40.1%	39.5%	41.4%	42.1%	43.3%

Broadband subscribers (‘000)	0	0	0	0	12	13	16	24	40	53
Broadband services ARPU, blended, US$	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	2,366	3,024	3,673	3,575	3,259	3,885	4,232	4,889	5,079	4,908
Depreciation	(960)	(1,163)	(913)	(1,545)	(1,692)	(1,779)	(1,640)	(2,323)	(2,253)	(1,982)
Amortization	(651)	(655)	(666)	(627)	(783)	(929)	(1,083)	(1,165)	(1,135)	(997)
Impairment loss	0	0	0	0	0	0	0	(2,456)	0	0
Operating income	755	1,206	2,094	1,403	784	1,177	1,509	(1,055)	1,691	1,929

OIBDA margin total	42.6%	45.0%	47.1%	46.1%	42.4%	42.4%	39.7%	42.7%	45.0%	46.0%
Less: Depreciation as a percentage of net operating revenues	(17.3%)	(17.4%)	(11.7%)	(19.9%)	(22.0%)	(19.5%)	(15.3%)	(20.2%)	(19.9%)	(18.6%)
Less: Amortization as a percentage of net operating revenues	(11.7%)	(9.7%)	(8.5%)	(8.1%)	(10.2%)	(10.1%)	(10.2%)	(10.2%)	(10.1%)	(9.3%)
Less: Impairment loss as a percentage of net operating revenues	0	0	0	0	0	0	0	(21.5%)	0.0%	0.0%
Operating income as a percentage of net operating revenues	13.6%	17.9%	26.9%	18.1%	10.2%	12.8%	14.2%	(9.2%)	15.0%	18.1%

Kazakhstan

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	3,141	3,862	4,264	4,304	3,951	4,377	4,815	5,369	5,223	5,061
Gross margin	2,320	2,895	3,115	3,164	2,884	3,328	3,701	4,057	3,958	3,876
Gross margin, %	73.9%	75.0%	73.1%	73.5%	73.0%	76.0%	76.9%	75.6%	75.8%	76.6%
OIBDA	1,631	2,078	2,248	2,272	1,988	2,277	2,573	2,663	2,672	2,745
OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%	52.0%	53.4%	49.6%	51.2%	54.2%
SG&A	669	820	833	833	844	1,028	1,112	1,374	1,268	1,110
including Sales & Marketing Expenses	289	368	353	422	313	357	425	618	402	283
including advertising	98	116	128	137	114	137	133	241	101	39
including General & Administrative Costs	380	452	480	411	531	671	687	756	866	827
SG&A, %	21.3%	21.2%	19.5%	19.4%	21.4%	23.5%	23.1%	25.6%	24.3%	21.9%
Net income (loss)	346	424	552	488	341	461	726	2,083	-426	967
Capital Expenditures	822	1,184	1,033	2,376	1,034	1,311	1,868	2,172	191	376

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	3,141	3,862	4,264	4,304	3,932	4,312	4,750	5,282	5,145	4,988
including Mobile Interconnect	540	685	727	814	689	729	780	857	794	752
Mobile OIBDA	1,631	2,078	2,248	2,272	1,979	2,225	2,495	2,558	2,584	2,643
Mobile OIBDA, %	51.9%	53.8%	52.7%	52.8%	50.3%	51.6%	52.5%	48.4%	50.2%	53.0%

Subscribers (‘000)	3,501	3,858	4,343	4,604	4,777	5,098	5,614	6,270	6,377	6,635
ARPU, RUR	320.1	352.2	346.1	321.1	280.3	289.9	294.1	294.6	268.5	253.6
MOU, min	72.3	88.8	112.7	98.9	99.1	109.7	108.1	100.5	81.1	90.7
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	9.8%	9.5%	7.6%	7.4%	7.3%	9.2%	5.7%
Subscriber market share, %	50.2%	49.3%	47.3%	46.5%	39.5%	39.6%	41.2%	43.4%	42.6%	43.3%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	0	0	0	0	27	115	146	194	166	190
including business segment	0	0	0	0	7	23	20	28	23	25
including wholesale segment	0	0	0	0	20	92	126	165	141	163
including residential segment	0	0	0	0	0	0	0	1	2	2
Fixed OIBDA	0	0	0	0	9	52	78	105	88	102
Fixed OIBDA, %	0	0	0	0	33.3%	45.2%	53.4%	54.1%	53.0%	53.7%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	1,631	2,078	2,248	2,272	1,988	2,277	2,573	2,663	2,672	2,745
Depreciation	(416)	(454)	(382)	(497)	(520)	(607)	(583)	(783)	(812)	(696)
Amortization	(241)	(244)	(232)	(238)	(236)	(262)	(385)	(435)	(478)	(412)
Operating income	974	1,380	1,634	1,537	1,232	1,408	1,605	1,445	1,382	1,637

OIBDA margin total	51.9%	53.8%	52.7%	52.8%	50.4%	52.0%	53.4%	49.6%	51.2%	54.2%
Less: Depreciation as a percentage of net operating revenues	(13.3%)	(11.7%)	(8.9%)	(11.5%)	(13.3%)	(13.8%)	(12.1%)	(14.6%)	(15.5%)	(13.8%)
Less: Amortization as a percentage of net operating revenues	(7.7%)	(6.4%)	(5.4%)	(5.6%)	(6.0%)	(6.0%)	(8.0%)	(8.1%)	(9.2%)	(8.1%)
Operating income as a percentage of net operating revenues	30.9%	35.7%	38.4%	35.7%	31.1%	32.2%	33.3%	26.9%	26.5%	32.3%

Ukraine

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	429	615	943	851	1,086	1,683	2,283	1,922	1,609	1,645
Gross margin	249	349	595	514	649	933	766	925	903	968
Gross margin, %	58.0%	56.7%	63.1%	60.4%	59.8%	55.4%	33.6%	48.1%	56.1%	58.8%
OIBDA	-172	-80	165	90	79	221	-40	316	215	322
OIBDA, %	n/a	n/a	17.5%	10.6%	7.3%	13.1%	n/a	16.4%	13.4%	19.6%
SG&A	420	427	420	432	568	709	794	590	663	629
including Sales & Marketing Expenses	152	141	134	129	163	187	212	128	120	123
including advertising	102	95	70	85	114	120	110	51	57	51
including General & Administrative Costs	268	286	286	303	405	522	582	462	543	506
SG&A, %	97.9%	69.4%	44.5%	50.8%	52.3%	42.1%	34.8%	30.7%	41.2%	38.2%
Net income (loss)	-484	-446	-164	-433	-478	-136	-890	-8,810	-488	-339
Capital Expenditures	772	1,190	664	1,359	644	1,279	1,137	1,578	96	95

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	429	615	943	851	883	1,079	1,653	1,296	894	956
including Mobile Interconnect	141	197	277	269	280	316	485	405	299	295
Mobile OIBDA	-172	-80	165	90	28	59	-215	155	-2	82
Mobile OIBDA, %	n/a	n/a	17.5%	10.6%	3.2%	5.5%	n/a	12.0%	n/a	8.6%

Subscribers (‘000)	1,953	1,822	2,212	1,941	1,971	2,111	2,403	2,052	1,894	1,934
ARPU, RUR	79.5	109.4	149.3	137.5	147.3	177.8	234.9	189.9	151.4	166.8
MOU, min	138.0	159.9	168.2	183.2	210.2	231.0	261.5	230.0	213.3	217.8
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	35.8%	20.1%	16.9%	15.9%	32.2%	21.9%	15.1%
Subscriber market share, %	4.5%	5.2%	5.1%	4.8%	3.5%	3.8%	4.3%	3.6%	3.4%	3.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	0	0	0	0	216	670	787	719	836	800
including business segment	0	0	0	0	133	398	458	402	376	330
including wholesale segment	0	0	0	0	72	241	295	279	416	419
including residential segment	0	0	0	0	11	31	34	38	44	51
Fixed OIBDA	0	0	0	0	51	162	175	161	217	240
Fixed OIBDA, %	0	0	0	0	23.6%	24.2%	22.2%	22.4%	26.0%	30.0%

Broadband subscribers (‘000)	0	0	0	0	12	13	16	24	40	53
Broadband services ARPU, blended, RUR	0	0	0	0	363.8	362.7	381.5	369.0	299.8	261.0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	(172)	(80)	165	90	79	221	(40)	316	215	322
Depreciation	(84)	(112)	(113)	(322)	(274)	(352)	(436)	(406)	(363)	(382)
Amortization	(137)	(135)	(133)	(76)	(174)	(294)	(310)	(280)	(231)	(220)
Impairment loss	0	0	0	0	0	0	0	(2,456)	0	0
Operating income	(393)	(327)	(81)	(308)	(369)	(425)	(786)	(2,826)	(379)	(280)

OIBDA margin total	n/a	n/a	17.5%	10.6%	7.3%	13.1%	n/a	16.4%	13.4%	19.6%
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	(12.0%)	(37.9%)	(25.3%)	(20.9%)	n/a	(21.0%)	(22.6%)	(23.2%)
Less: Amortization as a percentage of net operating revenues	n/a	n/a	(14.1%)	(8.9%)	(16.0%)	(17.5%)	n/a	(14.6%)	(14.4%)	(13.4%)
Less: Impairment loss as a percentage of net operating revenues	n/a	n/a	0.0%	0.0%	0.0%	0.0%	n/a	(127.8%)	0.0%	0.0%
Operating income as a percentage of net operating revenues	n/a	n/a	(8.6%)	(36.2%)	(34.0%)	(25.3%)	n/a	(147.0%)	(23.6%)	(17.0%)

Uzbekistan

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	478	601	769	901	958	1,229	1,416	1,813	1,984	1,693
Gross margin	399	516	658	765	809	1,016	1,179	1,439	1,597	1,326
Gross margin, %	83.5%	85.9%	85.6%	84.9%	84.4%	82.7%	83.3%	79.4%	80.5%	78.3%
OIBDA	227	295	432	438	509	657	798	932	1,122	865
OIBDA, %	47.5%	49.1%	56.2%	48.6%	53.1%	53.5%	56.4%	51.4%	56.6%	51.1%
SG&A	169	216	221	322	298	353	374	499	462	446
including Sales & Marketing Expenses	74	64	98	129	119	120	160	192	129	120
including advertising	18	22	27	35	49	45	55	63	31	45
including General & Administrative Costs	95	152	123	193	179	233	214	307	333	326
SG&A, %	35.4%	35.9%	28.7%	35.7%	31.1%	28.7%	26.4%	27.5%	23.3%	26.3%
Net income (loss)	65	110	175	147	183	340	533	320	332	171
Capital Expenditures	208	479	608	2,061	1,162	1,955	688	471	50	241

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	478	601	769	901	939	1,168	1,345	1,731	1,884	1,594
including Mobile Interconnect	0.0	0.1	0.1	0.1	0.2	0.2	0.3	93	103	124
Mobile OIBDA	227	295	432	438	502	642	774	900	1,082	825
Mobile OIBDA, %	47.5%	49.1%	56.2%	48.6%	53.5%	55.0%	57.5%	52.0%	57.4%	51.8%

Subscribers (‘000)	1,106.3	1,192.4	1,586.9	2,119.6	2,422.2	2,754.2	3,148.0	3,636.2	3,653.1	3,604.6
ARPU, RUR	177.1	186.7	193.1	168.0	141.4	155.8	157.5	178.5	177.1	150.6
MOU, min	242.2	265.6	289.8	283.4	265.3	294.6	298.5	288.6	238.6	225.6
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	11.2%	12.8%	13.1%	14.2%	14.9%	15.1%	11.2%
Subscriber market share, %	33.1%	32.7%	35.6%	37.3%	33.6%	31.2%	29.8%	29.6%	27.9%	25.0%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	0	0	0	0	19	61	71	82	101	100
including business segment	0	0	0	0	17	54	57	60	77	76
including wholesale segment	0	0	0	0	1	2	2	3	0	2
including residential segment	0	0	0	0	1	5	12	19	24	22
Fixed OIBDA	0	0	0	0	7	15	24	32	40	40
Fixed OIBDA, %	0	0	0	0	37.5%	24.6%	33.8%	39.0%	39.6%	40.0%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	227	295	432	438	509	657	798	932	1,122	865
Depreciation	(81)	(86)	(102)	(126)	(165)	(158)	(173)	(243)	(387)	(360)
Amortization	(89)	(88)	(88)	(86)	(92)	(89)	(91)	(125)	(138)	(115)
Operating income	57	121	242	226	252	410	534	564	597	390

OIBDA margin total	47.5%	49.1%	56.2%	48.6%	53.1%	53.5%	56.4%	51.4%	56.6%	51.1%
Less: Depreciation as a percentage of net operating revenues	(17.0%)	(14.4%)	(13.3%)	(14.0%)	(17.2%)	(12.9%)	(12.3%)	(13.4%)	(19.5%)	(21.3%)
Less: Amortization as a percentage of net operating revenues	(18.6%)	(14.6%)	(11.4%)	(9.5%)	(9.6%)	(7.2%)	(6.4%)	(6.9%)	(7.0%)	(6.8%)
Operating income as a percentage of net operating revenues	11.9%	20.1%	31.5%	25.1%	26.3%	33.4%	37.7%	31.1%	30.1%	23.0%

Armenia

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	1,425	1,511	1,617	1,474	1,433	1,528	1,667	1,738	1,787	1,584
Gross margin	1,116	1,190	1,272	1,166	1,111	1,181	1,274	1,327	1,401	1,218
Gross margin, %	78.3%	78.8%	78.7%	79.1%	77.5%	77.3%	76.4%	76.4%	78.4%	76.9%
OIBDA	718	777	838	801	704	717	813	867	924	799
OIBDA, %	50.4%	51.4%	51.8%	54.3%	49.1%	46.9%	48.8%	49.9%	51.7%	50.4%
SG&A	373	382	405	330	406	442	447	454	449	381
including Sales & Marketing Expenses	44	57	62	85	65	89	90	68	57	51
including advertising	16	21	20	42	28	39	27	32	19	19
including General & Administrative Costs	329	325	343	245	341	353	357	386	392	330
SG&A, %	26.2%	25.3%	25.0%	22.4%	28.3%	28.9%	26.8%	26.1%	25.1%	24.1%
Net income (loss)	67	102	407	6	-365	-31	90	-328	339	136
Capital Expenditures	142	527	528	1,091	356	494	462	646	9	12

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	524	600	659	578	555	623	764	742	721	634
including Mobile Interconnect	60	83	105	105	109	124	194	194	177	165
Mobile OIBDA	293	298	340	239	251	243	337	341	356	298
Mobile OIBDA, %	55.9%	49.7%	51.6%	41.3%	45.2%	39.0%	44.1%	46.0%	49.4%	47.0%

Subscribers (‘000)	439.9	471.0	447.0	442.4	520.4	654.5	783.6	544.3	480.8	486.3
ARPU, RUR	383.0	447.4	450.0	429.4	391.7	362.5	336.9	371.6	478.7	436.9
MOU, min	141.3	185.1	181.0	171.8	158.9	164.9	139.9	150.0	174.7	238.4
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	12.3%	28.8%	13.1%	18.5%	45.7%	24.5%	12.2%
Subscriber market share, %	37.3%	33.5%	33.6%	26.1%	26.9%	30.5%	30.5%	21.2%	19.0%	19.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	901	911	958	896	878	905	903	996	1,066	950
including business segment	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0
including residential segment	901	911	958	896	878	905	903	996	1,066	950
Fixed OIBDA	425	479	498	562	453	474	476	526	568	501
Fixed OIBDA, %	47.2%	52.6%	52.0%	62.7%	51.6%	52.4%	52.7%	52.8%	53.3%	52.7%

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	718	777	838	801	704	717	813	867	924	799
Depreciation	(367)	(484)	(272)	(539)	(654)	(540)	(321)	(723)	(479)	(338)
Amortization	(154)	(152)	(177)	(191)	(245)	(232)	(243)	(270)	(223)	(188)
Operating income	197	141	389	71	(195)	(55)	249	(126)	222	273

OIBDA margin total	50.4%	51.4%	51.8%	54.3%	49.1%	46.9%	48.8%	49.9%	51.7%	50.4%
Less: Depreciation as a percentage of net operating revenues	(25.8%)	(32.0%)	(16.8%)	(36.5%)	(45.6%)	(35.3%)	(19.3%)	(41.6%)	(26.8%)	(21.3%)
Less: Amortization as a percentage of net operating revenues	(10.8%)	(10.1%)	(10.9%)	(13.0%)	(17.1%)	(15.2%)	(14.6%)	(15.5%)	(12.5%)	(11.9%)
Operating income as a percentage of net operating revenues	13.8%	9.3%	24.1%	4.8%	(13.6%)	(3.6%)	14.9%	(7.2%)	12.4%	17.2%

Tajikistan

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	75	134	195	199	203	266	358	448	487	461
Gross margin	41	84	131	125	126	170	243	312	348	338
Gross margin, %	54.7%	62.7%	67.2%	62.8%	62.1%	63.9%	67.9%	69.6%	71.5%	73.3%
OIBDA	-9	2	42	33	32	63	115	144	164	173
OIBDA, %	-12.0%	1.5%	21.5%	16.6%	15.8%	23.7%	32.1%	32.1%	33.7%	37.5%
SG&A	50	81	90	87	98	107	126	168	184	165
including Sales & Marketing Expenses	21	33	37	34	30	33	42	48	43	35
including advertising	8	17	13	12	13	13	13	13	10	6
including General & Administrative Costs	29	48	53	53	68	74	84	120	141	130
SG&A, %	66.7%	60.4%	46.2%	43.7%	48.3%	40.2%	35.2%	37.5%	37.8%	35.8%
Net income (loss)	-26	-46	-7	-62	-30	-71	-7	-20	-8	0
Capital Expenditures	354	148	156	498	176	319	156	488	15	24

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	75	134	195	199	203	266	358	448	487	461
including Mobile Interconnect	6	11	42	51	48	68	114	148	147	153
Mobile OIBDA	-9	2	42	33	32	63	115	144	164	173
Mobile OIBDA, %	n/a	1.5%	21.5%	16.6%	15.8%	23.7%	32.1%	32.1%	33.7%	37.5%

Subscribers (‘000)	145.3	204.9	268.4	339.4	377.9	435.3	526.6	624.6	722.3	677.1
ARPU, RUR	228.2	261.6	276.8	221.9	194.7	221.1	250.7	262.5	239.7	221.6
MOU, min	205.8	224.2	230.3	216.3	205.8	241.1	255.9	243.4	171.7	173.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	5.3%	8.6%	9.7%	10.6%	12.7%	2.7%	20.6%
Subscriber market share, %	11.2%	15.2%	16.7%	18.1%	16.5%	17.4%	18.3%	18.3%	19.8%	18.2%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	0	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	-9	2	42	33	32	63	115	144	164	173
Depreciation	(9)	(15)	(24)	(36)	(42)	(75)	(74)	(94)	(115)	(114)
Amortization	(4)	(4)	(4)	(4)	(4)	(8)	(6)	(7)	(8)	(8)
Operating income	(22)	(17)	14	(7)	(14)	(20)	35	43	41	51

OIBDA margin total	n/a	1.5%	21.5%	16.6%	15.8%	23.7%	32.1%	32.1%	33.7%	37.5%
Less: Depreciation as a percentage of net operating revenues	n/a	(11.2%)	(12.2%)	(18.1%)	(20.7%)	(28.2%)	(20.6%)	(20.9%)	(23.7%)	(24.7%)
Less: Amortization as a percentage of net operating revenues	n/a	(3.0%)	(2.1%)	(2.0%)	(2.0%)	(3.0%)	(1.7%)	(1.6%)	(1.6%)	(1.7%)
Operating income as a percentage of net operating revenues	n/a	(12.7%)	7.2%	(3.5%)	(6.9%)	(7.5%)	9.8%	9.6%	8.4%	11.1%

Georgia

(in RUR millions, unless stated otherwise) (unaudited)

CONSOLIDATED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	1	4	9	23	59	92	131	162	205	229
Gross margin	0	0	1	6	20	37	63	71	99	117
Gross margin, %	-10.0%	-7.5%	11.1%	26.1%	33.9%	40.2%	48.1%	43.8%	48.3%	51.1%
OIBDA	-31	-49	-53	-59	-53	-50	-27	-33	-18	4
OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.7%
SG&A	31	48	53	64	73	87	90	102	117	112
including Sales & Marketing Expenses	4	8	10	14	13	15	20	24	20	22
including advertising	1	22	8	10	7	9	14	16	6	6
including General & Administrative Costs	27	40	43	50	60	72	70	78	97	90
SG&A, %	n/a	n/a	588.9%	278.3%	123.7%	94.6%	68.7%	63.0%	57.1%	48.9%
Net income (loss)	-49	-51	-59	-36	3	-35	-129	-838	-123	-94
Capital Expenditures	437	243	123	712	171	287	216	192	55	69

MOBILE	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	1	4	9	23	59	92	131	162	205	229
including Mobile Interconnect	0	0	1	6	15	22	31	40	51	58
Mobile OIBDA	-31	-49	-53	-59	-53	-50	-27	-33	-18	4
Mobile OIBDA, %	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.7%

Subscribers (‘000)	7.3	14.0	26.6	72.7	146.2	168.6	189.0	225.1	246.4	289.2
ARPU, RUR	82.5	124.2	176.5	219.0	178.8	194.1	238.9	265.7	285.5	283.6
MOU, min	47.9	82.5	85.1	121.5	87.1	89.3	109.8	129.8	121.2	123.1
Churn 3 months active base (quarterly), %	n/a	n/a	n/a	17.6%	1.4%	16.8%	13.8%	11.7%	7.8%	10.8%
Subscriber market share, %	0.4%	0.8%	1.6%	3.5%	4.7%	4.9%	5.3%	6.0%	6.5%	7.5%

FIXED	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
Net operating revenues	0	0	0	0	0	0	0	0	0	0
including business segment	0	0	0	0	0	0	0	0	0	0
including wholesale segment	0	0	0	0	0	0	0	0	0	0
including residential segment	0	0	0	0	0	0	0	0	0	0
Fixed OIBDA	0	0	0	0	0	0	0	0	0	0
Fixed OIBDA, %	0	0	0	0	0	0	0	0	0	0

Broadband subscribers (‘000)	0	0	0	0	0	0	0	0	0	0
Broadband services ARPU, blended, RUR	0	0	0	0	0	0	0	0	0	0

Reconciliation of OIBDA total	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009
OIBDA	(31.0)	(49.0)	(53.0)	(59.0)	(53.0)	(50.0)	(27.0)	(33.0)	(18.0)	4.0
Depreciation	(2.0)	(12.0)	(19.0)	(27.0)	(37.0)	(45.0)	(52.0)	(73.0)	(96.0)	(93.0)
Amortization	(26.0)	(32.0)	(32.0)	(31.0)	(32.0)	(46.0)	(48.0)	(49.0)	(57.0)	(55.0)
Operating income	(59.0)	(93.0)	(104.0)	(117.0)	(122.0)	(141.0)	(127.0)	(155.0)	(171.0)	(144.0)

OIBDA margin total	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.7%
Less: Depreciation as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(40.6%)
Less: Amortization as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(24.0%)
Operating income as a percentage of net operating revenues	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(62.9%)